

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Brady Murphy
President and Chief Executive Officer
Tetra Technologies Inc.
24955 Interstate 45 North
The Woodlands, TX 77380

>   **Re: Tetra Technologies Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 5, 2022**
>   **File No. 333-264709**

Dear Mr. Murphy:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Raleigh J. Wolfe, Esq.